VIA EDGAR

May 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Exodus Movement, Inc.

Registration Statement on Form S-3 (File No. 333-287587)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-287587) of Exodus Movement, Inc. so that it may become effective at 4:30 p.m., Eastern Time, on May 29, 2025, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Harrison Tucker at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6643.

Sincerely,

EXODUS MOVEMENT, INC.

/s/ James Gernetzke
James Gernetzke Chief Financial Officer

cc:	Harrison Tucker, Gibson, Dunn & Crutcher LLP